Ideanomics, Inc.
55 Broadway, 19th Floor

New York, NY 10006

August 2, 2019

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549

Attention:	Paul Fischer

Celeste Murphy

Kathryn Jacobson

Robert Littlepage

Re:	Ideanomics, Inc. Registration Statement on Form S-1/A Filed on May 7, 2019 File No. 333-224382 Correspondence Filed June 24, 2019

Dear Mr. Fischer and Ms. Murphy:

On behalf of Ideanomics, Inc., a Neva da corporation (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter on July 3, 2019 (the “Comment Letter”) with respect to the Company’s above referenced Form S-1 (the “S-1”).

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Registration Statement on Form S-1 filed May 7, 2019

Financial Statements , page F-1

1.	Please update your financial statements for the interim period ended March 31, 2019 pursuant to 8-03 of Regulation S-X. Similarly update your disclosure in the other parts of your Form S-1, such as Management's Discussion and Analysis. Your updated disclosures should reflect any revisions made to comply with our comments on your Forms 10-K and 10-Q, as well as the disclosure you have committed to provide such as in your response to comment 1 of your letter dated June 24, 2019.

In response to the Staff’s comment, the Company has included the financial statements and the disclosure for the interim period ended March 31, 2019. The disclosure has been provided reflecting the response to comment letters on our Forms 10-K and 10-Q, including comment 1 of our letter dated June 24, 2019.

Item 16. Exhibits and Financial Statement Schedules

23.1 Consent of BF Borgers CPA PC, page II-11

2.	Please provide a currently dated consent from your independent public accounting firm in an amendment to your Form S-1 prior to requesting effectiveness.

In response to the Staff’s comment, the Company has included the currently dated consent from the independent public accounting firm.

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Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (212) 206-1216 or William N. Haddad, Esq. of Venable LLP, counsel to the Company at (212) 503-9812.

Very truly yours,

/s/ Alfred Poor

Alfred Poor

Chief Executive Officer

cc:	William N. Haddad, Esq., Veanble LLP